June 30, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Matthew Crispino

Re:	Barracuda Networks, Inc. Registration Statement on Form S-3 (File No. 333-211217)
Withdrawal of Acceleration Request

Ladies and Gentlemen:
Barracuda Networks, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on June 28, 2016 relating to its Registration Statement on Form S-3 (File No. 333-211217) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.
If you have any questions regarding the foregoing, please contact our counsel, Allison B. Spinner of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3765.

Sincerely, Barracuda Networks, Inc.

/s/ Diane C. Honda

Diane C. Honda Senior Vice President, General Counsel & Secretary

cc:	Allison B. Spinner
Jordan S. Coleman
Wilson Sonsini Goodrich & Rosati, P.C.